Mercedes-Benz Auto Lease Trust 2025-A
Investor Report

Amounts in USD

Dates

Collection Period No.		14		
Collection Period (from... to)	1-Jun-2026	30-Jun-2026		
Determination Date	13-Jul-2026			
Record Date	14-Jul-2026			
Payment Date	15-Jul-2026			
Interest Period of the Class A-1, A-2B Notes (from... to)	15-Jun-2026	15-Jul-2026	Actual/360 Days	30
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Jun-2026	15-Jul-2026	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	232,580,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2A Notes	315,320,000.00	227,433,749.50	210,212,566.39	17,221,183.11	54.614941	0.666664
Class A-2B Notes	175,000,000.00	126,223,855.63	116,666,241.01	9,557,614.62	54.614941	0.666664
Class A-3 Notes	490,320,000.00	490,320,000.00	490,320,000.00	0.00	0.000000	1.000000
Class A-4 Notes	78,880,000.00	78,880,000.00	78,880,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,292,100,000.00**	**922,857,605.13**	**896,078,807.40**	**26,778,797.73**		
Overcollateralization	167,905,892.46	189,800,766.02	189,800,766.02			
Total Securitization Value	**1,460,005,892.46**	**1,112,658,371.15**	**1,085,879,573.42**			
present value of lease payments	772,419,545.34	432,947,546.49	409,319,444.74			
present value of Base Residual Value	687,586,347.12	679,710,824.66	676,560,128.68			

	Amount	Percentage
Initial Overcollateralization Amount	167,905,892.46	11.50%
Target Overcollateralization Amount	189,800,766.02	13.00%
Current Overcollateralization Amount	189,800,766.02	13.00%

Amounts in USD

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	0.00	0.000000
Class A-2A Notes	4.570000%	866,143.53	2.746872	18,087,326.64	57.361812
Class A-2B Notes	4.113010%	432,633.32	2.472190	9,990,247.94	57.087131
Class A-3 Notes	4.610000%	1,883,646.00	3.841667	1,883,646.00	3.841667
Class A-4 Notes	4.690000%	308,289.33	3.908333	308,289.33	3.908333
Total		**3,490,712.18**		**$30,269,509.91**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,387,005,597.84	1,039,658,076.53	1,012,879,278.80

Available 2025-A Collections

Lease Payments Received	24,895,868.88
Net Sales Proceeds-early terminations (incl Defaulted Leases)	11,649,669.00
Net Sales Proceeds-scheduled terminations	1,931,526.72
Excess wear and tear included in Net Sales Proceeds	5,287.86
Excess mileage included in Net Sales Proceeds	48,939.87
Subtotal	38,477,064.60
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	98,433.29
Total Available Collections	**38,575,497.89**

Available Funds ABS Notes

Total Exchange Note Payments	30,850,791.86
Reserve Account Draw Amount	0.00
Total Available Funds	**30,850,791.86**

Distribution on the Exchange Note

(1) Total Servicing Fee		927,215.31
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(4.70%)	4,071,994.13
(3) Exchange Note Principal Distributable Amount		26,778,797.73
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		6,797,490.72
Total Distribution		**38,575,497.89**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	3,490,712.18
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	26,778,797.73
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	581,281.95
Total Distribution	**30,850,791.86**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	927,215.31	927,215.31	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,490,712.18	3,490,712.18	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	866,143.53	866,143.53	0.00
thereof on Class A-2B Notes	432,633.32	432,633.32	0.00
thereof on Class A-3 Notes	1,883,646.00	1,883,646.00	0.00
thereof on Class A-4 Notes	308,289.33	308,289.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2A Notes	0.00	0.00	0.00
thereof on Class A-2B Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,490,712.18	3,490,712.18	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	26,778,797.73	26,778,797.73	0.00
Principal Distribution Amount	26,778,797.73	26,778,797.73	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,650,014.73
Reserve Fund Amount - Beginning Balance	3,650,014.73
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	9,750.59
minus Net Investment Earnings	9,750.59
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,650,014.73
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	9,750.59
Net Investment Earnings on the Exchange Note	
Collection Account	88,682.70
Investment Earnings for the Collection Period	98,433.29

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,460,005,892.46	27,067
Securitization Value beginning of Collection Period	1,112,658,371.15	24,117
Principal portion of lease payments	14,474,513.79	
Terminations- Early	9,299,408.25	
Terminations- Scheduled	1,640,874.08	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,364,001.61	
Securitization Value end of Collection Period	1,085,879,573.42	23,824

Pool Factor	74.38%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	10.80%	10.80%
Weighted Average Remaining Term (months)	33.14	20.01
Weighted Average Seasoning (months)	7.23	20.40
Aggregate Base Residual Value	919,433,735.45	799,959,209.39
Cumulative Turn-in Ratio		40.39%
Proportion of base prepayment assumption realized life to date		117.03%
Actual lifetime prepayment speed		0.59%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	1,079,429,833.42	23,702	99.41%
31-60 Days Delinquent	4,367,134.88	84	0.40%
61-90 Days Delinquent	1,424,146.01	28	0.13%
91-120 Days Delinquent	658,459.11	10	0.06%
Total	1,085,879,573.42	23,824	100.00%

Delinquency Trigger	**5.684%**
60+ Delinquency Leases to EOP Aggregate Securitization Value	0.192%
Delinquency Trigger occurred	No

 *A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease

**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	980,830.41	22	21,872,083.76	438
Liquidation Proceeds	618,476.93		16,547,963.33	
Recoveries	178,660.51		3,619,437.04	
Principal Net Credit Loss / (Gain)	183,692.97		1,704,683.39	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	0.201%	
Prior Collection Period	0.086 %	
Second Prior Collection Period	(0.214%)	
Third Prior Collection Period	0.327 %	
Four Month Average	0.100%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value   0.117%

Average Net Credit Loss / (Gain)   3,891.97

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	11,323,453.53	271	140,632,409.72	2,798
Sales Proceeds and Other Payments Received	12,659,872.22		154,954,472.82	
Residual Loss / (Gain)	(1,336,418.69)		(14,322,063.10)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(1.459)%	
Prior Collection Period	(1.038%)	
Second Prior Collection Period	(1.103%)	
Third Prior Collection Period	(0.990%)	
Four Month Average	(1.148)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value   (0.981)%

Average Residual Loss / (Gain)   (5,118.68)